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[FLEXI-VAN LOGO]                                     FLEXI-VAN LEASING, INC.
                                                     251 Monroe Avenue
                                                     Kenilworth, NJ  07033-1106
                                                     (908) 276-8000
                                                     FAX: (908) 276-7666
                                                     Contact:  Scott A. Griswold
                                                     (310) 208-6055

            FLEXI-VAN LEASING, INC. ANNOUNCES EXECUTION OF SETTLEMENT AGREEMENT IN SHAREHOLDER LITIGATION, AMENDMENT TO TENDER
                                     OFFER


         LOS ANGELES, CALIFORNIA, June 28, 2000 -- David H. Murdock, Chairman of Flexi-Van Leasing, Inc., announced today that a definitive settlement agreement has been executed in the purported class action litigation stemming from Flexi-Van's tender offer for shares of Castle & Cooke, Inc. The settlement agreement documents the previously announced tentative settlement, providing for a $0.75 increase in the offer price from $18.50 to $19.25 per share in the tender offer commenced on May 31, 2000. The new price of $19.25 represents a premium of approximately 60% and generates an additional $123 million in enterprise value over the pre-offer market price of $12.06 on March 29, 2000. This higher per share consideration offered places the total enterprise value, which includes the assumption of debt, of Castle & Cooke, Inc. at approximately $615 million. The settlement agreement is subject to court approval.

         Flexi-Van, the largest shareholder of Castle & Cooke, Inc., with approximately 26.4% of the outstanding shares, also has executed an amendment to the merger agreement with Castle & Cooke, Inc. providing for the increased purchase price of $19.25 per share and increasing the minimum percentage of shares that must be validly tendered as a condition to Flexi-Van's obligation to close the tender offer from a majority to more than seventy-five percent of all of the remaining outstanding shares of Castle & Cooke, Inc. which Flexi-Van or its affiliates do not already own.

         The previous offer price of $18.50 per share, which represented a premium of 53% over the pre-offer market price of the Castle & Cooke shares, had been unanimously approved by the Castle & Cooke board pursuant to the

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recommendation of a special committee of independent directors, and was deemed fair from a financial point of view by Bear Stearns & Co., Inc.

         Amended tender offer materials have been filed today with the Securities and Exchange Commission to reflect the changes made in the tender offer by the settlement agreement and the merger agreement. The expiration of the tender offer remains July 6, 2000.

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